News From
REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523

CONTACT:	David Janek (630) 954-2063	RELEASE DATE:	IMMEDIATE
FEDERAL SIGNAL CORPORATION ANNOUNCES
THIRD QUARTER EARNINGS OF $.10 PER SHARE FROM CONTINUING OPERATIONS
— Highlights —
•	Orders increase 9% from prior year, driven by strength in SSG and ESG

•	Earnings weakness reflects lower production volumes and restructuring and other charges at E-ONE

•	Cash flow from operations rises to $26 million for the quarter

Oak Brook, Illinois, October 25, 2007 — Federal Signal Corporation reported income from continuing operations of $4.8 million, or $.10 per share, for the third quarter of 2007 on revenue of $307 million. For the third quarter of 2006, the Company earned $9.5 million from continuing operations, or $.20 per share, on revenue of $289 million. The year-over-year reduction was due to sharply lower results for Fire Rescue, where the Company’s E-ONE operation incurred operating losses in the face of low demand and production, and incurred restructuring and other expenses principally due to a management change and to reduce fixed costs. Partly offsetting these losses were higher earnings for the Safety and Security Systems Group and the Environmental Solutions Group, as well as lower income tax expense.
Robert D. Welding, president and chief executive officer, stated, “Our E-ONE operation continues to experience challenges. We have made overhead reductions in order to improve profitability. At the same time, we are working to improve our order intake. Given this quarter’s results and the softening in the North American fire apparatus market, we are widening our projected loss for the Fire Rescue segment to about $9-12 million for the year.”
“Our other core businesses are performing well. We continue to focus on the integration of PIPS Technology and the other strategic acquisitions made in our Safety and Security Systems Group. This segment posted 20% order growth for the quarter, and is well positioned to accelerate. Orders for Environmental Solutions were also up, as all businesses posted increases. We are watching the U.S. economy closely, but thus far the weakness in the housing and automotive sectors appears to have materially impacted only our domestic tooling orders.”
The Company recorded third quarter net income including discontinued operations of $4.5 million in 2007 compared to $9.2 million in the third quarter of 2006.

Cash flow from operations totaled $26 million for the third quarter due to reduced working capital1 and lease funding activity. This compares to operating cash flow of $14 million for the comparable period of 2006.
GROUP RESULTS
Safety and Security Systems
•	Orders rose 20% from the prior year period to $89 million. The increase was driven by strong demand for European police products and electrical products, in addition to the impact of the PIPS acquisition in August.

•	Revenue of $94 million was up 21% from the year-ago quarter with significantly increased shipments of police products and industrial electrical products.

•	Operating income increased 20% to $12.7 million for the quarter due to the higher shipment volumes, offset by increased expenses for new product development and global expansion. At 13.5%, the operating margin was essentially unchanged from the prior year quarter.
Fire Rescue
•	Orders declined 5% from the prior year period to $78 million. U.S. orders were essentially flat at $33 million. Orders for non-U.S. markets declined 7%.
•	Revenue declined to $74 million from $86 million in the prior year period, as lower US fire truck orders in recent quarters have resulted in a low backlog and reduced production. Bronto aerial device revenues were essentially unchanged from the prior year, as the impact of higher pricing and currency more than offset slightly lower shipments of completed industrial devices.
•	The segment operating loss of $6.7 million was due to weak performance at E-ONE. This operation was impacted by low fixed cost absorption, increased medical expenses, and severance and other charges associated with the recent restructuring and management changes. Versus 2006, the comparison was also impacted negatively by the absence of a $1.6 million cost recovery in 2006 related to a prior year contract dispute.
Environmental Solutions
•	Orders of $103 million were 14% above the same quarter last year due to solid demand for industrial vacuum trucks and water blasters, and strong U.S. export demand.
•	Revenue grew 14% from the prior year period to $109 million. The improvement included increased pricing and higher unit volumes.
•	Operating income of $9.5 million improved modestly from the prior year period. The benefits of increased sales volumes and better pricing were offset by increased costs related to new product introductions and increased investment in other growth initiatives. Also favorable to operating income was the resolution of a federal excise tax dispute. Operating margin declined to 8.7% from 9.5% in the third quarter of 2006.
Tool
•	Revenue was flat at $30 million. Weaker die and mold tooling sales to automotive and housing related industrial customers in the U.S. were offset marginally by an increase in sales to the European and Asian automotive industries and favorable currency effects.
•	Operating income declined to $1.1 million from $1.7 million and operating margin declined to 3.7% from 5.7%, due to the lower production volumes in US operations, increased price competition and costs associated with the China operation.

OTHER
•	Corporate expenses were essentially unchanged at $5.5 million.
•	Income tax expense was a $.4 million benefit principally due to a foreign tax credit.

(1)	defined as accounts receivable plus inventory less accounts payable and customer deposits
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Federal Signal will host its third quarter conference call on Thursday, October 25, 2007 at 11:00 a.m. Eastern Time to highlight results of the quarter. The call will last approximately one hour. You may listen to the conference call over the Internet through Federal Signal’s website at http://www.federalsignal.com. If you are unable to listen to the live broadcast, a replay accessible from the company website will be available shortly after the call.
Federal Signal Corporation (NYSE: FSS) is a leader in advancing security and well-being for communities and workplaces around the world. The company designs and manufactures a suite of products and integrated solutions for municipal, governmental, industrial and airport customers. Federal Signal’s portfolio of trusted, high-priority products include Bronto aerial devices, Elgin and Ravo street sweepers, E-ONE fire apparatus, Federal Signal safety and security systems, Guzzler industrial vacuums, Jetstream waterblasters and Vactor sewer cleaners. In addition, the company operates consumable industrial tooling businesses. Federal Signal was founded in 1901 and is based in Oak Brook, Illinois. www.federalsignal.com
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments such as the FIRE Act grant program and other risks and uncertainties described in filings with the Securities and Exchange Commission.
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FEDERAL SIGNAL CORPORATION (NYSE)
Consolidated Financial Data
For the Third Quarter and First Nine Months 2007 and 2006 (Unaudited)
(in millions except per share data)

	QTR	QTR	YTD	YTD
	Sep. 30	Sep. 30	Sep. 30	Sep. 30
	2007	2006	2007	2006

Quarter September 30:

Revenues	$307.3	$289.4	$916.8	$872.5
Cost of sales	(235.1)	(218.7)	(697.1)	(667.9)
Operating expenses	(61.1)	(52.7)	(172.6)	(156.4)

Operating income	11.1	18.0	47.1	48.2
Interest expense	(6.4)	(5.9)	(18.1)	(18.1)
Other expense	(0.3)	(0.6)	(1.4)	(1.1)

Income before income taxes	4.4	11.5	27.6	29.0
Income tax benefit (charge)	0.4	(2.0)	(5.8)	(7.6)

Income from continuing operations	4.8	9.5	21.8	21.4
Income (loss) from discontinued operations and disposal, net of tax	(0.3)	(0.3)	24.4	(14.0)

Net income	$4.5	$9.2	$46.2	$7.4

Gross margin on revenues	23.5%	24.4%	24.0%	23.4%
Operating margin on revenues	3.6%	6.2%	5.1%	5.5%
Effective Tax Rate	-9.1%	17.4%	20.9%	26.2%

Diluted earnings per share:
Income from continuing operations	$0.10	$0.20	$0.46	$0.44
Income (loss) from discontinued operations and disposal, net of tax	(0.01)	(0.01)	0.51	(0.29)

Diluted earnings per share	$0.09	$0.19	$0.97	$0.15

Average common shares outstanding	47.8	47.9	47.9	48.1

	QTR	QTR	YTD	YTD
	Sep. 30	Sep. 30	Sep. 30	Sep. 30
	2007	2006	2007	2006

Group results:

Safety and Security Systems Group:
Orders	$88.5	$73.7	$279.5	$232.8
Net Revenue	94.4	77.8	269.0	221.8
Operating Income	12.7	10.6	36.4	28.6
Operating Margin	13.5%	13.6%	13.5%	12.9%
Backlog			$71.7	$68.7

Fire Rescue Group:
Orders	$78.0	$81.7	$273.5	$261.5
Net Revenue	74.4	86.0	219.3	260.6
Operating Income (Loss)	(6.7)	2.3	(8.3)	2.5
Operating Margin	(9.0%)	2.7%	(3.8%)	1.0%
Backlog			$263.8	$233.6

Environmental Solutions Group:
Orders	$102.7	$90.4	$321.3	$317.8
Net Revenue	108.9	95.9	339.3	297.1
Operating Income	9.5	9.1	30.8	27.4
Operating Margin	8.7%	9.5%	9.1%	9.2%
Backlog			$111.4	$110.7

Tool Group:
Orders	$29.2	$29.3	$89.2	$93.1
Net Revenue	29.6	29.7	89.2	93.0
Operating Income	1.1	1.7	4.7	5.6
Operating Margin	3.7%	5.7%	5.3%	6.0%
Backlog			$4.9	$5.2

Corporate operating expenses	$(5.5)	$(5.7)	$(16.5)	$(15.9)

Total Operating Income	$11.1	$18.0	$47.1	$48.2

	September 30	December 31
(in millions)	2007	2006

ASSETS
Manufacturing activities:
Current assets
Cash and cash equivalents	$23.5	$19.3
Accounts receivable, net of allowances for doubtful accounts of $5.0 million and $3.0 million, respectively	173.0	192.1
Inventories	227.7	174.2
Other current assets	36.6	33.2

Total current assets	460.8	418.8
Properties and equipment, net	95.1	85.7
Other assets
Goodwill, net of accumulated amortization	387.7	310.7
Intangible assets, deferred charges and other assets	86.2	17.6

Total manufacturing assets	1,029.8	832.7
Assets of discontinued operations	4.8	57.8
Financial services activities — Lease financing and other receivables, net of allowances for doubtful accounts of $4.0 million	137.1	158.9

Total assets	$1,171.7	$1,049.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Manufacturing activities:
Current liabilities
Short-term borrowings	$3.7	$30.3
Current portion of long-term borrowings	35.1	34.4
Accounts payable	87.4	90.0
Customer deposits	27.6	23.0
Accrued liabilities and income taxes	93.6	96.2

Total current liabilities	247.4	273.9
Long-term borrowings	273.8	160.3
Long-term pension and other liabilities	26.8	27.9
Deferred income taxes	45.4	20.7

Total manufacturing liabilities	593.4	482.8
Liabilities of discontinued operations	15.0	31.2
Financial services activities — borrowings	128.8	149.0

Total liabilities	737.2	663.0
Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 49.4 million and 49.1 million shares issued, respectively	49.4	49.1
Capital in excess of par value	103.5	99.8
Retained earnings	327.7	290.7
Treasury stock, 1.5 million shares, at cost	(30.1)	(30.1)
Accumulated other comprehensive loss	(16.0)	(23.1)

Total shareholders’ equity	434.5	386.4

Total liabilities and shareholders’ equity	$1,171.7	$1,049.4

Supplemental data:
Manufacturing debt	$312.6	$225.0
Debt-to-capitalization ratio:
Manufacturing	42%	37%
Financial services	94%	94%
Net Debt/Cap Ratio	40%	35%
Net Debt/Cap Ratio = manufacturing debt-to-capitalization ratio, net of cash

	YTD	YTD
	September 30	September 30
(in millions)	2007	2006

Operating activities:
Net income	$46.2	$7.4
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain)loss on discontinued operations and disposal, net	(24.4)	14.0
Depreciation and amortization	14.9	14.2
Stock-based compensation expense	3.9	4.3
Lease financing and other receivables	21.7	13.6
Pension contributions	(6.2)	(11.1)
Working capital (1)	(16.9)	(36.8)
Other	1.3	17.9

Net cash provided by continuing operating activities	40.5	23.5
Net cash provided by (used for) discontinued operating activities	—	(8.8)

Net cash provided by operating activities	40.5	14.7

Investing activities:
Purchases of properties and equipment	(19.0)	(14.3)
Payment for acquisitions, net of cash acquired	(139.2)	—
Other, net	(1.7)	(1.4)

Net cash used for continuing investing activities	(159.9)	(15.7)
Net cash provided by (used for) discontinued investing activities	65.4	(0.9)

Net cash provided by (used for) investing activities	(94.5)	(16.6)

Financing activities:
(Decrease) increase in short-term borrowings, net	(26.5)	3.9
Proceeds from long-term borrowings	202.9	23.6
Payments on long-term borrowings	(110.2)	(76.2)
Repurchase of common stock	—	(12.0)
Cash dividends paid to shareholders	(8.6)	(8.7)
Other, net	(0.2)	(0.5)

Net cash provided by (used for) continuing financing activities	57.4	(69.9)

Increase (decrease) in cash and cash equivalents	3.4	(71.8)

Effects of foreign exchange rate changes on cash	0.8	—

Cash and cash equivalents at beginning of period	19.3	91.9

Cash and cash equivalents at end of period	$23.5	$20.1

(1)	Working capital is composed of net accounts receivable, inventories, accounts payable and customer deposits.